================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                              __________________

                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                         Commission File Number 1-3053

                      CHAMPION INTERNATIONAL CORPORATION
                    NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN
                      MANAGEMENT INCENTIVE DEFERRAL PLAN
                       THE EXECUTIVE RETIREMENT PLAN FOR
                   EMPLOYEES OF WELDWOOD OF CANADA LIMITED
                          WELDWOOD OF CANADA LIMITED
                          EMPLOYEE PHANTOM SHARE PLAN
                           (Full title of the plans)


                      CHAMPION INTERNATIONAL CORPORATION
                              ONE CHAMPION PLAZA
                          STAMFORD, CONNECTICUT 06921
               (Name of issuer of securities held pursuant to the
               plans and address of its principal executive office)


================================================================================

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)  Financial Statements and Supplemental Schedules
     -----------------------------------------------

Champion International Corporation Management Incentive Deferral Plan:
   Report of Independent Public Accountants
   Statements of Net Assets Available for Benefits
     As of December 31, 1999 and 1998
   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 1999 and 1998
   Statements of Accumulated Plan Benefits
     As of December 31, 1999 and 1998
   Statements of Changes in Accumulated Plan Benefits
     For the Years Ended December 31, 1999 and 1998
   Notes to Financial Statements
   Supplemental Schedules: All Supplemental Schedules have been omitted since the information is not applicable or is not required.

Champion International Corporation Nonqualified Supplemental Savings Plan:
   Report of Independent Public Accountants
   Statements of Net Assets Available for Benefits
     As of December 31, 1999 and 1998
   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 1999, 1998 and 1997
   Statements of Accumulated Plan Benefits
     As of December 31, 1999 and 1998
   Statements of Changes in Accumulated Plan Benefits
     For the Years Ended December 31, 1999, 1998 and 1997
   Notes to Financial Statements
   Supplemental Schedules: All Supplemental Schedules have been omitted since the information is not applicable or is not required.

The Executive Retirement Plan for Employees of Weldwood of Canada Limited:
   Report of Independent Public Accountants
   Statements of Net Assets Available for Benefits
     As of December 31, 1999 and 1998
   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 1999 and 1998
   Statements of Accumulated Plan Benefits
     As of December 31, 1999 and 1998
   Statements of Changes in Accumulated Plan Benefits
     For the Years Ended December 31, 1999 and 1998
   Notes to Financial Statements
   Supplemental Schedules: All Supplemental Schedules have been omitted since the information is not applicable or is not required.

Weldwood of Canada Limited Employee Phantom Share Plan:
     Report of Independent Public Accountants
     Statements of Net Assets Available for Benefits
       As of December 31, 1999 and 1998
     Statements of Changes in Net Assets Available for Benefits
       For the Years Ended December 31, 1999 and 1998
     Statements of Accumulated Plan Benefits
       As of December 31, 1999 and 1998
     Statements of Changes in Accumulated Plan Benefits
       For the Years Ended December 31, 1999 and 1998
     Notes to Financial Statements
     Supplemental Schedules: All Supplemental Schedules have been omitted since the information is not applicable or is not required.

(b)  Exhibit
     -------

Exhibit 23 - Consent of Independent Public Accountants

                                  SIGNATURES

     The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Employee Benefits Committee, the administrator of the registrant's plans described herein, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CHAMPION INTERNATIONAL CORPORATION
                                     NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN
                                     MANAGEMENT INCENTIVE DEFERRAL PLAN


                                   By        /s/ William C. Foster
                                       ---------------------------------------
                                                (William C. Foster)
                                        Senior Associate Counsel - Employee
                                             Relations/Human Resources

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of Weldwood of Canada Limited, the administrator of the Weldwood of Canada Limited plans described herein, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 THE EXECUTIVE RETIREMENT PLAN FOR
                                 EMPLOYEES OF WELDWOOD OF CANADA LIMITED
                                 WELDWOOD OF CANADA LIMITED
                                 EMPLOYEE PHANTOM SHARE PLAN


                                 By          /s/ Kenwood C. Nichols
                                      ----------------------------------------
                                                (Kenwood C. Nichols)
                                         Chairman, Compensation Committee



March 27, 2000

Champion International Corporation
Management Incentive Deferral Plan

Financial Statements
As of December 31, 1999 and 1998

Together with Auditors' Report

Champion International Corporation
Management Incentive Deferral Plan


Table of Contents
--------------------------------------------------------------------------------

                                                                       Page(s)
                                                                      ----------
Report of Independent Public Accountants                                  1

Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998                                          2

Statements of Changes in Net Assets Available for Benefits
  For the Years Ended December 31, 1999 and 1998                          3

Statements of Accumulated Plan Benefits
  As of December 31, 1999 and 1998                                        4

Statements of Changes in Accumulated Plan Benefits
  For the Years Ended December 31, 1999 and 1998                          5

Notes to Financial Statements                                            6-8

Report of Independent Public Accountants
----------------------------------------


To the Board of Directors and the
  Pension and Employee Benefits Committee of
  Champion International Corporation:


We have audited the accompanying statements of net assets available for benefits and of accumulated plan benefits of the CHAMPION INTERNATIONAL CORPORATION MANAGEMENT INCENTIVE DEFERRAL PLAN (THE PLAN) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits and changes in accumulated plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 1999 and 1998, and the changes in its financial status for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Cincinnati, Ohio,
     February 17, 2000

Champion International Corporation
Management Incentive Deferral Plan


Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                          1999               1998
                                                                       ----------         ----------
ASSETS
------
Receivable from Champion International Corporation (Note 1)            $7,791,111         $1,493,155
                                                                       ----------         ----------

Net assets available for benefits                                      $7,791,111         $1,493,155
                                                                       ==========         ==========

The accompanying notes to financial statements are an integral part of these statements.

Champion International Corporation
Management Incentive Deferral Plan


Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                 1999                  1998
                                                                            --------------        ---------------
Compensation deferrals (Note 1):
     Participant-
          Restricted                                                          $1,568,560              $ -
          Unrestricted                                                           561,933               1,325,254
                                                                              ----------              ----------
                                                                               2,130,493               1,325,254
                                                                              ----------              ----------
Company-
     Additional deferral                                                         156,856                       -
     Phantom investment earnings deferral                                      1,662,678                 188,825
                                                                              ----------              ----------
                                                                               1,819,534                 188,825
                                                                              ----------              ----------
          Total deferrals                                                      3,950,027               1,514,079

Benefits paid (Note 1)                                                           (98,031)                (20,924)
                                                                              ----------              ----------
Net increase in net assets available for benefits before transfer of
  bonus deferral liability from NQSS Plan                                      3,851,996               1,493,155

Transfer of bonus deferral liability from NQSS Plan (Note 1)                   2,445,960                       -

Net assets available for benefits, beginning of year                           1,493,155                       -
                                                                              ----------              ----------

Net assets available for benefits, end of year                                $7,791,111              $1,493,155
                                                                              ==========              ==========

 The accompanying notes to financial statements are an integral part of these statements.

Champion International Corporation
Management Incentive Deferral Plan


Statements of Accumulated Plan Benefits
As of December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                               1999               1998
                                                                            ----------         ----------
Present value of accumulated plan benefits:
     Vested benefits -
          Vested benefits of participants currently receiving payments      $  337,091         $        -

          Other vested benefits                                              7,454,020          1,493,155
                                                                             ---------          ---------
                                                                             7,791,111          1,493,155

  Nonvested benefits                                                                 -                  -
                                                                            ----------         ----------
Total present value of accumulated plan benefits                            $7,791,111         $1,493,155
                                                                            ==========         ==========

 The accompanying notes to financial statements are an integral part of these statements.

Champion International Corporation
Management Incentive Deferral Plan


Statements of Changes in Accumulated Plan Benefits
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                 1999                1998
                                                                             -----------         -----------
Present value of accumulated plan benefits, beginning of year                 $1,493,155          $        -
                                                                             -----------         -----------
Increase (decrease) during the year attributable to:

Benefits accumulated through (Note 1):
  Participant compensation deferrals                                           2,130,493           1,325,254
  Additional Company deferral                                                    156,856                   -
  Phantom investment earnings deferral                                         1,662,678             188,825
                                                                             -----------         -----------
                                                                               3,950,027           1,514,079

Benefits paid                                                                    (98,031)            (20,924)
                                                                             -----------         -----------
Net increase in accumulated plan benefits before transfer of
  bonus deferral liability from NQSS Plan                                      3,851,996           1,493,155
                                                                             -----------         -----------
Transfer of bonus deferral liability from NQSS Plan (Note 1)                   2,445,960                   -
                                                                             -----------         -----------
Present value of accumulated plan benefits, end of year                       $7,791,111          $1,493,155
                                                                             ===========         ===========

 The accompanying notes to financial statements are an integral part of these statements.

Champion International Corporation
Management Incentive Deferral Plan


Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(1)  Plan Description-
     ----------------

     The following description of the Champion International Corporation Management Incentive Deferral Plan (The Plan) provides only summary information. Reference should be made to the Plan document for a more complete description of the Plan's provisions.

     The Plan, which became effective on January 1, 1998, is an unfunded deferred compensation arrangement established for the purpose of providing supplemental retirement savings primarily for a select group of management or highly compensated employees of Champion International Corporation (the Company). As an unfunded Plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Plan is administered by the Company through the Pension and Employee Benefits Committee (PEBC). Certain expenses of the Plan are paid by the Company and are not included in the accompanying statements. ADP Administrative Solutions Group (formerly known as William M. Mercer, Inc.) was appointed to perform certain administrative and record keeping functions of the Plan. Effective July 1, 1999, JP Morgan/American Century Retirement Plan Services (JPM/AC) was appointed to perform the administrative and record keeping functions of the Plan.


     Among other things, the Plan provides that eligible participants may elect to defer all or part of their Management Incentive Award earned for a calendar year. A participant who elects to defer all or part of their Management Incentive Award into the Plan is required to make pretax contributions to the Champion International Corporation Savings Plan (Plan #077) in an amount equal to the maximum before-tax contribution permitted under the Savings Plan and section 401(k)(3) and 415 of the Internal Revenue Code of 1986, as amended. Each participant must elect to have the amount deferred into the Plan treated as if it was invested in one or more of the pretax investment options offered by Plan #077. Prior to July 1, 1999, investment options for Plan #077 consisted of the Stable Value Fund (i.e., pool of investment contracts issued by a diversified list of insurance companies), the S&P 500 Index Fund (i.e., commingled fund of the common stocks of large companies in a variety of industries), the Small Company Fund (i.e., commingled fund of the common stocks of small and medium-sized U.S. companies in a variety of industries), the International Equities Index Fund (i.e., commingled fund of the common stock of established companies based in Europe, Australia and the Far East) and the Champion International Corporation Stock Fund. Effective July 1, 1999, investment options for Plan #077 were changed to consist of the Stable Value Fund (i.e., pool of investment grade bonds, including investment contracts issued by a diversified list of insurance companies), the Equity Income Fund (i.e., mutual fund of income-producing equity securities seeking to exceed the yield of the S&P 500 Composite Index securities), the Equity Index Fund (i.e., commingled index fund of the common stock of the S&P 500 established companies), the Large Company Fund (i.e., commingled fund of common stock of U.S. large companies in a variety of industries seeking to outperform the S&P 500 Index), the Select Fund (i.e., mutual fund of common stock of large, established companies with accelerated earnings and revenue trends), the Ultra Fund (i.e., a mutual fund of common stock of medium to large companies with accelerating earnings and revenue trends), the EAFE Equities Index Fund (i.e., commingled fund of the common stock of established companies based in Europe, Australia and the Far East), the International Growth Fund (i.e., mutual fund of the common stock of foreign companies with accelerating earnings and revenues, the majority of which are in developed markets), the Extended Equity Market Fund (i.e., commingled fund of the common stock of small and medium-sized U.S. companies in a variety of industries), the Select Small Company Fund (i.e., commingled fund of the common stock of small U.S. companies in a variety of industries which seeks to outperform the Russell 2000 Index), and the Champion International Corporation Stock Fund (i.e. generally fully invested in the common stock of Champion International Corporation). Although the Plan itself has no investment assets, participant deferred compensation accounts are credited with earnings or losses, based upon the participant investment elections and the actual earnings and losses of Plan #077 investments for the period.

     For 1998 Incentive Awards, approved and payable in 1999, the Committee authorized an additional Company deferral equal to 10% of the amount the participant irrevocably deferred into the Company Stock Fund. The additional Company deferrals (and earnings thereon) will be treated as if it had been invested in the Champion International Corporation Stock Fund. Such amounts (i.e. the participant deferral and related additional Company deferral) are restricted to the Company Stock Fund until the participant terminates employment.

     Effective July 1, 1999, the portion of the participants' Nonqualified Supplemental Savings (NQSS) Plan account balances related to deferred Management Incentive Awards (i.e. $2,445,960) was transferred to the Plan.

     Participants are immediately vested in their account balances (i.e. compensation and additional Company deferrals as adjusted for the earnings and losses previously discussed). All vested amounts are distributable to participants from the assets of the Company upon retirement, death, disability or other termination of employment in a single lump sum cash payment or in up to ten annual cash installments.

(2)  Significant Accounting Policies-
     -------------------------------

     (a)  Basis of Accounting--The Plan uses the accrual basis of accounting.
          -------------------

     (b)  Payment of Benefits--Benefits are recorded when paid.
          -------------------

     (c)  Present Value of Accumulated Plan Benefits--Accumulated plan benefits
          ------------------------------------------
          represent the future benefit payments due to participants under the provisions of the Plan. The present value of accumulated plan benefits is equal to the total of the fair market value of the participants' deferred compensation account balances (i.e., compensation deferred plus (minus) phantom investment earnings (losses) less benefits paid).

     (d)  Use of Estimates--The preparation of financial statements in
          ----------------
          conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

(3)  Priorities Upon Termination of the Plan-
     ---------------------------------------

     As previously discussed, participants are immediately vested in their account balances. As an unfunded Plan, no assets of the Company have been segregated to pay amounts due to participants under the Plan. The Plan is not eligible for Pension Benefit Guaranty Corporation coverage.


(4)  Tax Status-
     ----------

     The Plan is an "employee benefit plan" under Section 3 (3) of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, but is exempt from many of the provisions of ERISA. The Plan is not a qualified plan under Section 401 (a) of the Internal Revenue Code of 1986, as amended. The Plan is subject to federal income taxes; however, the unfunded nature of the Plan precludes the occurrence of a taxable event arising from the Plan's operation. Amounts deferred, and earnings credited thereon, are not considered taxable income to participants until distributed.


(5)  Events Occurring Subsequent to December 31, 1999-
     ------------------------------------------------

     On February 17, 2000 UPM-Kymmene Corporation and Champion International Corporation announced that their boards of directors had approved a definitive merger agreement that would create a premier global paper and forest products company. Under the terms of the agreement, UPM-Kymmene will exchange 1.99 ordinary shares of UPM-Kymmene for each outstanding share of Champion common stock. Champion's shareholders may elect to receive either UPM-Kymmene ADRs or ordinary shares. The merger is conditioned upon, among other things, the approvals of the shareholders of both companies and regulatory approvals in various jurisdictions

Champion International Corporation
Nonqualified Supplemental Savings Plan



Financial Statements
As of December 31, 1999 and 1998

Together with Auditors' Report

Champion International Corporation
Nonqualified Supplemental Savings Plan


Table of Contents
-------------------------------------------------------------------------------

                                                                               Page(s)
                                                                              --------
Report of Independent Public Accountants                                          1

Statements of Net Assets Available for Benefits
  As of December 31, 1999 and 1998                                                2

Statements of Changes in Net Assets Available for Benefits
  For the Years Ended December 31, 1999 and 1998                                  3

Statements of Accumulated Plan Benefits
  As of December 31, 1999 and 1998                                                4

Statements of Changes in Accumulated Plan Benefits
  For the Years Ended December 31, 1999 and 1998                                  5

Notes to Financial Statements                                                   6-8

Report of Independent Public Accountants
----------------------------------------



To the Board of Directors and the
  Pension and Employee Benefits Committee of
  Champion International Corporation:


We have audited the accompanying statements of net assets available for benefits and of accumulated plan benefits of the CHAMPION INTERNATIONAL CORPORATION NONQUALIFIED SUPPLEMENTAL SAVING PLAN (THE PLAN) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits and changes in accumulated plan benefits for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 1999 and 1998, and the changes in its financial status for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Cincinnati, Ohio,
     February 17, 2000

Champion International Corporation
Nonqualified Supplemental Savings Plan

Statements of Net Assets for Benefits
As of December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                 1999               1998
                                                                              ---------          ----------
ASSETS
------
Receivable from Champion International Corporation (Note 1)                   $12,394,311        $12,268,631
                                                                            -------------      -------------

Net assets available for benefits                                             $12,394,311        $12,268,631
                                                                            =============      =============


The accompanying notes to financial statements are an integral part of these statements.

Champion International Corporation
Nonqualified Supplemental Savings Plan


Statements of Changes in Net Assets Available for Benefits
              For the Years Ended December 31, 1999, 1998 and 1997
              ----------------------------------------------------


                                                                1999                1998                1997
                                                          ---------------    ---------------     ---------------
Compensation deferrals (Note 1):
  Participant                                               $ 1,279,580         $ 1,113,449         $ 3,126,845
                                                         --------------      --------------      --------------
  Company-
     Matching deferral                                          291,676             245,801             319,387
     Phantom investment earnings deferral                     2,273,262           1,115,781           1,213,322
                                                         --------------      --------------      --------------
                                                              2,564,938           1,361,582           1,532,709
                                                         --------------      --------------      --------------
      Total deferrals                                         3,844,518           2,475,031           4,659,554
                                                         --------------      --------------      --------------
Benefits paid (Note 1):
  Participant deferral and earnings thereon                    (961,039)           (727,969)           (493,664)
  Company deferral and earnings thereon                        (311,839)           (169,691)           (185,836)
                                                         --------------      --------------      --------------
       Total benefits paid                                   (1,272,878)           (897,660)           (679,500)
                                                         --------------      --------------      --------------
Net increase before transfer of bonus deferral
 liability to MID Plan                                        2,571,640           1,577,371           3,980,054
                                                         --------------      --------------      --------------

Transfer of bonus deferral liability to MID Plan
 (Note 1)                                                    (2,445,960)                  -                   -
                                                        ---------------      --------------      --------------
Net assets available for benefits, beginning of year        $12,268,631         $10,691,260         $ 6,711,206
                                                        ---------------      --------------      --------------
Net assets available for benefits, end of year              $12,394,311         $12,268,631         $10,691,260
                                                        ===============      ==============      ==============


The accompanying notes to financial statements are an integral part of these statements.

Champion International Corporation
Nonqualified Supplemental Savings Plan


Statements of Accumulated Plan Benefits
As of December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                 1999               1998
                                                                           ---------------    --------------
Present value of accumulated plan benefits:
  Vested benefits -
     Vested benefits of participants currently receiving payments              $ 1,075,742        $ 1,918,241
     Other vested benefits                                                      11,316,611         10,349,128
                                                                           ---------------     --------------
                                                                                12,392,353         12,267,369

  Nonvested benefits                                                                 1,958              1,262
                                                                          ----------------     --------------

Total present value of accumulated plan benefits                               $12,394,311        $12,268,631
                                                                          ================     ==============


The accompanying notes to financial statements are an integral part of these statements.

Champion International Corporation
Nonqualified Supplemental Savings Plan


Statements of Changes in Accumulated Plan Benefits
For the Years Ended December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

                                                                1999                1998                1997
                                                           ------------        ------------       -------------
Present value of accumulated plan benefits, beginning
 of year                                                    $12,268,631         $10,691,260         $ 6,711,206
                                                           ------------        ------------        ------------

  Increase (decrease) during the year attributable to:
     Benefits accumulated through (Note 1)-
       Participant compensation deferrals                     1,279,580           1,113,449           1,349,320
       Company matching deferral                                291,676             245,801             319,387
       Phantom investment earnings deferral                   2,273,262           1,115,781           1,213,322
                                                          -------------        ------------        ------------
                                                              3,844,518           2,475,031           2,882,029
     Plan amendment (Note 1)                                          -                   -           1,777,525
     Benefits paid                                           (1,272,878)           (897,660)           (679,500)
                                                          -------------        ------------        ------------
Net increase before transfer of bonus deferral
  liability to MID Plan                                       2,571,640           1,577,371           3,980,054
                                                          -------------        ------------        ------------
Transfer of bonus deferral liability to MID Plan             (2,445,960)                  -                   -
  (Note 1)
                                                         --------------        ------------        ------------
Present value of accumulated plan benefits, end of year     $12,394,311         $12,268,631         $10,691,260
                                                         ==============        ============        ============


The accompanying notes to financial statements are an integral part of these statements.

Champion International Corporation
Nonqualified Supplemental Savings Plan


Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(1)  Plan Description-
     ----------------

     The following description of the Champion International Corporation Nonqualified Supplemental Savings Plan (the Plan) provides only summary information. Reference should be made to the Plan document for a more complete description of the Plan's provisions.

     The Plan, which became effective on August 1, 1994, is an unfunded deferred compensation arrangement established for the purpose of providing supplemental retirement savings primarily for a select group of management or highly compensated employees of Champion International Corporation (the Company). As an unfunded Plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Plan is administered by the Company through the Pension and Employee Benefits Committee (PEBC). Certain expenses of the Plan are paid by the Company and are not included in the accompanying statements. Effective April 1, 1995, ADP Administrative Solutions Group (formerly known as William M. Mercer, Inc.) was appointed to perform certain administrative and record keeping functions of the Plan. Effective July 1, 1999, JP Morgan/American Century Retirement Plan Services was appointed to perform the administrative and record keeping functions of the Plan.

     Among other things, the Plan provides that eligible participants may elect to defer a percentage of their compensation (as defined in the Plan) that is in excess of the Internal Revenue Code Section 401 (a) (17) limitation. The Company will match participant deferrals in an amount equal to fifty percent of the first six percent of the participant's compensation deferred. In addition, each participant must elect to have the amounts deferred treated as if they were invested in one or more of the investment options offered by the Champion International Corporation Savings Plan #077 (Plan #077). For the period prior to July 1, 1999, investment options for Plan #077 consisted of the Stable Value Fund (i.e., pool of investment contracts issued by a diversified list of insurance companies), the S&P 500 Index Fund (i.e., commingled fund of the common stocks of large companies in a variety of industries), the Small Company Fund (i.e., commingled fund of the common stocks of small and medium-sized U.S. companies in a variety of industries), the International Equities Index Fund (i.e., commingled fund of the common stock of established companies based in Europe, Australia and the Far East) and the Champion International Corporation Stock Fund. Effective July 1, 1999, investment options for Plan #077 were changed to consist of the Stable Value Fund (i.e., pool of investments grade bonds, including investment contracts issued by a diversified list of insurance companies), the Equity Income Fund (i.e., mutual fund of income-producing equity securities seeking to exceed the yield of the S&P 500 Composite Index securities), the Equity Index Fund (i.e., commingled index fund of the common stock of the S&P 500 established companies), the Large Company Fund (i.e., commingled fund of common stock of U.S. large companies in a variety of industries seeking to outperform the S&P 500 Index), the Select Fund (i.e., mutual fund of common stock of large, established companies with accelerated earnings and revenue trends), the Ultra Fund (i.e., a mutual fund of common stock of medium to large companies with accelerating earnings and revenue trends), the EAFE Equities

     Index Fund (i.e., commingled fund of the common stock of established companies based in Europe, Australia and the Far East), the International Growth Fund (i.e., mutual fund of the common stock of foreign companies with accelerating earnings and revenues, the majority of which are in developed markets), the Extended Equity Market Fund (i.e., commingled fund of the common stock of small and medium-sized U.S. companies in a variety of industries), the Select Small Company Fund (i.e., commingled fund of the common stock of small U.S. companies in a variety of industries which seek to outperform the Russell 2000 Index), and the Champion International Corporation Stock Fund (i.e., generally fully invested in the common stock of Champion International Corporation). The Company matching deferral component of the participants' deferral compensation accounts is credited with earnings or losses as if the matching deferral had been invested in the Company Stock Fund of Plan #077. Although the Plan itself has no investment assets, participant deferred compensation accounts are credited with earnings or losses, based upon the participant investment elections and the actual earnings and losses of Plan #077 investments for the period.

     Effective March 1, 1996, the Plan was amended to permit deferral of all or any part of a participant's Management Incentive Award, provided certain conditions were met. Effective January 1, 1999, the Plan was amended and restated and the ability to defer all or any part of a participant's Management Incentive Award under the Plan was terminated. Effective July 1, 1999, the portion of the participants' account balances related to deferred Management Incentive Awards (i.e. $2,445,960) was transferred to the Management Incentive Deferral (MID) Plan.

     Participants are immediately vested in the participant deferral, as adjusted for the earnings and losses previously discussed. Participants vest in the Company matching deferral, as adjusted for any earnings or losses, based upon years of service. A participant is 100% percent vested after five years of credited service. All vested amounts are distributable to participants from the assets of the Company upon retirement, death, disability or other termination of employment in a single lump sum cash payment or in up to ten annual cash installments.

(2)  Significant Accounting Policies-
     -------------------------------

     (a)   Basis of Accounting--The Plan uses the accrual basis of accounting.
           -------------------

     (b)   Payment of Benefits--Benefits are recorded when paid.
           -------------------

     (c)   Present Value of Accumulated Plan Benefits--Accumulated plan benefits
           ------------------------------------------
           represent the future benefit payments due to participants under the provisions of the Plan. The present value of accumulated plan benefits is equal to the total of the fair market value of the participants' deferred compensation account balances (i.e., compensation deferred plus Company matching deferral plus (minus) phantom investment earnings (losses) less benefits paid). (Note 1)

     (d)   Use of Estimates--The preparation of financial statements in
           ----------------
           conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

(3)  Priorities Upon Termination of the Plan-
     ---------------------------------------

     Upon termination of the Plan, participants become fully vested in their individual deferred compensation accounts. As an unfunded Plan, no assets of the Company have been segregated to pay amounts due to participants under the Plan. The Plan is not eligible for Pension Benefit Guaranty Corporation coverage.

(4)  Tax Status-
     ----------

     The Plan is an "employee benefit plan" under Section 3 (3) of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, but is exempt from many of the provisions of ERISA. The Plan is not a qualified plan under Section 401 (a) of the Internal Revenue Code of 1986, as amended. The Plan is subject to federal income taxes; however, the unfunded nature of the Plan precludes the occurrence of a taxable event arising from the Plan's operation. Amounts deferred, and earnings credited thereon, are not considered taxable income to participants until distributed.

(5)  Events Occurring Subsequent to December 31, 1999-
     ------------------------------------------------

     On February 17, 2000 UPM-Kymmene Corporation and Champion International Corporation announced that their boards of directors had approved a definitive merger agreement that would create a premier global paper and forest products company. Under the terms of the agreement, UPM-Kymmene will exchange 1.99 ordinary shares of UPM-Kymmene for each outstanding share of Champion common stock. Champion's shareholders may elect to receive either UPM-Kymmene ADRs or ordinary shares. The merger is conditioned upon, among other things, the approvals of the shareholders of both companies and regulatory approvals in various jurisdictions.

Executive Retirement Plan
For Employees Of Weldwood Of Canada Limited

Financial Statements
As of December 31, 1999 and 1998

Together With Auditors' Report

Executive Retirement Plan
For Employees of Weldwood of Canada Limited


Table of Contents
--------------------------------------------------------------------------------

                                                                         Page(s)
                                                                         -------
Report of Independent Public Accountants                                     1

Statements of Net Assets Available for Benefits
  As of December 31, 1999 and 1998                                           2

Statements of Changes in Net Assets Available for Benefits
  For the Years Ended December 31, 1999 and 1998                             3

Statements of Accumulated Plan Benefits
  As of December 31, 1999 and 1998                                           4

Statements of Changes in Accumulated Plan Benefits
  For the Years Ended December 31, 1999 and 1998                             5

Notes to Financial Statements                                               6-9

Report of Independent Public Accountants
----------------------------------------

To the Compensation Committee of the
 Board of Directors of
 Weldwood of Canada Limited:

We have audited the accompanying statements of net assets available for benefits and of accumulated plan benefits of the EXECUTIVE RETIREMENT PLAN (THE PLAN) FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED (a Canadian corporation and wholly owned subsidiary of Champion International Corporation) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits and changes in accumulated plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 1999 and 1998, and the changes in its financial status for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Cincinnati, Ohio,
     February 17, 2000

Executive Retirement Plan
For Employees of Weldwood of Canada Limited

Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                       1999                          1998
                                            --------------------------    --------------------------
                                             Cdn. $             US $       Cdn. $             US $
                                            --------          --------    --------          --------
ASSETS:
Receivable from Weldwood of Canada
 Limited (Note 1)                           $667,596          $462,243    $212,577          $138,919

Cumulative translation adjustment
 (Note 2)                                          -           (12,322)          -             3,955
                                            --------          --------    --------          --------

Net assets available for benefits           $667,596          $449,921    $212,577          $142,874
                                            ========          ========    ========          ========

  The accompanying notes to financial statements are an integral part of these statements.

Executive Retirement Plan
For Employees of Weldwood of Canada Limited

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                1999                            1998
                                                    ---------------------------     ----------------------------
                                                     Cdn. $              US $        Cdn. $               US $
                                                    --------           --------     --------            --------
Amounts credited to notional retirement
 accounts (Note 1):
  Amount I                                          $105,025           $ 70,871     $ 85,326            $ 57,348
  Amount II                                          165,051            111,376      130,390              87,635
  Phantom investment earnings (loss)                 184,943            124,800         (757)               (508)
                                                    --------           --------     --------            --------
          Total                                      455,019            307,047      214,959             144,475
                                                    --------           --------     --------            --------

Benefits paid (Note 1):
   Amount I and related earnings                           -                  -       (2,382)             (1,601)
   Amount II and related earnings                          -                  -            -                   -
                                                    --------           --------     --------            --------
           Total                                           -                  -       (2,382)             (1,601)
                                                    --------           --------     --------            --------

Net increase in net assets available for
 benefits                                            455,019            307,047      212,577             142,874
                                                    --------           --------     --------            --------

Net assets available for benefits,
 beginning of year                                   212,577            142,874            -                   -
                                                    --------           --------     --------            --------
Net assets available for benefits, end
 of year                                            $667,596           $449,921     $212,577            $142,874
                                                    ========           ========     ========            ========

The accompanying notes to financial statements are an integral part of these statements.

Executive Retirement Plan
For Employees of Weldwood of Canada Limited

Statements of Accumulated Plan Benefits
As of December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                             1999                                 1998
                                                  --------------------------           --------------------------
                                                   Cnd. $             US $              Cnd. $             US $
                                                  --------          --------           --------          --------
Present value of accumulated plan
 benefits:
   Vested benefits-
      Vested benefits of participants
       currently receiving payments               $      -          $      -           $     -           $     -
      Other vested benefits                        660,060           457,025            210,086           137,291
                                                  --------          --------           --------          --------
          Total vested benefits                    660,060           457,025            210,086           137,291
                                                  --------          --------           --------          --------

   Nonvested benefits                                7,536             5,218              2,491             1,628
                                                  --------          --------           --------          --------
   Cumulative translation adjustment
    (Note 2)                                             -           (12,322)                 -             3,955
                                                  --------          --------           --------          --------
Total present value of accumulated plan
 benefits                                         $667,596          $449,921           $212,577          $142,874
                                                  ========          ========           ========          ========

  The accompanying notes to financial statements are an integral part of these statements.

Executive Retirement Plan
For Employees of Weldwood of Canada Limited


Statements of Changes in Accumulated Plan Benefits
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                               1999                            1998
                                                    ---------------------------    ----------------------------
                                                     Cnd. $              US $       Cnd. $               US $
                                                    --------           --------    --------            --------
Present value of accumulated plan
 benefits, beginning of year                        $212,577           $142,874    $      -            $      -
                                                    --------           --------    --------            --------


Increase (decrease) during the year
 attributable to:
  Amounts credited to notional
   accounts (Note 1)-
     Amount I                                        105,025             70,871      85,326              57,348
     Amount II                                       165,051            111,376     130,390              87,635
     Phantom investment earnings
       (losses)                                      184,943            124,800        (757)               (508)
                                                    --------           --------    --------            --------
          Total                                      455,019            307,047     214,959             144,475

  Benefits paid                                            -                  -      (2,382)             (1,601)
                                                    --------           --------    --------            --------

Net increase in accumulated plan
 benefits                                            455,019            307,047     212,577             142,874
                                                    --------           --------    --------            --------
Present value of accumulated plan
 benefits, end of year                              $667,596           $449,921    $212,577            $142,874
                                                    ========           ========    ========            ========

The accompanying notes to financial statements are an integral part of these statements.

Executive Retirement Plan
For Employees of Weldwood of Canada Limited

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(1)  Plan Description-
     ----------------

     The following description of the Executive Retirement Plan for Employees of Weldwood of Canada Limited (the Plan) provides only summary information. Reference should be made to the Plan document for a more complete description of the Plan's provisions.

     The Plan, which became effective on January 1, 1998, is an unfunded retirement plan established for the purpose of providing supplemental retirement income for certain designated employees of Weldwood of Canada Limited (the Company). The Company is a Canadian corporation and a wholly owned subsidiary of Champion International Corporation. As an unfunded plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Plan is administered by the Company through the Compensation Committee of the Board of Directors of the Company (the Committee). Expenses of the Plan are paid by the Company and are not included in the accompanying financial statements. Effective July 1, 1999, JP Morgan/American Century Retirement Plan Services was appointed to perform certain administrative and record keeping functions of the Plan.

     Among other things, the Plan, as amended through February 11, 2000, provides that the Company will credit each participant's notional retirement account in an amount equal to 3.1915% of the participant's compensation, as defined, (Amount I) plus 6.3830% of the participant's compensation, as defined, less the amount contributed to the Group Registered Retirement Savings Plan (RRSP) pursuant to the provisions of the Plan (Amount II) in each calendar year. As a condition of the Plan, each participant must have contributed to an RRSP an amount equal to the lesser of: a) 6% of the Participant's compensation for such calendar year not in excess of $75,000 or b) the participant's "RRSP Deduction Limit" for the calendar year, as defined in subsection 146(1) of the Income Tax Act (Canada). The portion of the participant's notional retirement account credited with Amount II (and any earnings thereon) will be treated as if it was invested in one or more of the investment options offered by the Champion International Corporation Savings Plan #077 (Plan #077) as directed by the participant. Prior to July 1, 1999, investment options for Plan #077 consisted of the Stable Value Fund (i.e., pool of investment contracts issued by a diversified list of insurance companies), the S&P 500 Index Fund (i.e., commingled fund of the common stocks of large companies in a variety of industries), the Small Company Fund (i.e., commingled fund of the common stocks of small and medium-sized U.S. companies in a variety of industries), the International Equities Index Fund (i.e., commingled fund of the common stock of established companies based in Europe, Australia and the Far East) and the Champion International Corporation Stock Fund. Effective July 1, 1999, investment options for Plan #077 were changed to consist of the Stable Value Fund (i.e., pool of investment grade bonds, including investment contracts issued by a diversified list of insurance companies), the Equity Income Fund (i.e., mutual fund of income-producing equity securities seeking to exceed the yield of the S&P

     500 Composite Index securities), the Equity Index Fund (i.e., commingled index fund of the common stock of the S&P 500 established companies), the Large Company Fund (i.e., commingled fund of common stock of U.S. large companies in a variety of industries seeking to outperform the S&P 500 Index), the Select Fund (i.e., mutual fund of common stock of large, established companies with accelerated earnings and revenue trends), the Ultra Fund (i.e., a mutual fund of common stock of medium to large companies with accelerating earnings and revenue trends), the EAFE Equities Index Fund (i.e., commingled fund of the common stock of established companies based in Europe, Australia and the Far East), the International Growth Fund (i.e., mutual fund of the common stock of foreign companies with accelerating earnings and revenues, the majority of which are in developed markets), the Extended Equity Market Fund (i.e., commingled fund of the common stock of small and medium-sized U.S. companies in a variety of industries), the Select Small Company Fund (i.e., commingled fund of the common stock of small U.S. companies in a variety of industries which seeks to outperform the Russell 2000 Index), and the Champion International Corporation Stock Fund (i.e., generally fully invested in the common stock of Champion International Corporation). The portion of the participants' notional retirement account credited with Amount I, and any earnings thereon, will be treated as if it had been invested in the Champion International Corporation Stock Fund of Plan #077. Although the Plan itself has no investment assets, participant notional retirement accounts are credited with earnings or losses, based upon the participant investment elections and the actual earnings and losses of Plan #077 investments for the period.

     Participants are immediately vested in Amount II, as adjusted for the earnings and losses previously discussed. Participants vest in Amount I, as adjusted for any earnings or losses, based upon years of service. A participant is 100% percent vested after five years of credited service. All vested amounts are distributable to participants from the assets of the Company upon retirement, death, disability or other termination of employment in a single lump sum cash payment or in up to ten annual cash installments. All benefits are payable in Canadian currency.

(2)  Significant Accounting Policies-
     -------------------------------

     (a) Basis of Accounting--The Plan uses the accrual basis of accounting.
         -------------------

     (b) Payment of Benefits--Benefits are recorded when paid.
         -------------------

     (c) Present Value of Accumulated Plan Benefits--Accumulated plan benefits
         ------------------------------------------
         represent the future benefit payments due to participants under the provisions of the Plan. The present value of accumulated plan benefits is equal to the total of the fair market value of the participants' notional retirement account balances (i.e., Amounts I and II plus (minus) phantom investment earnings (losses) less benefits paid).
         (Note 1)

     (d) Foreign Currency Translation--The net assets of the Plan and the
         ----------------------------
         accumulated plan benefits are translated into U.S. dollars using yearend exchange rates. The changes in net assets and accumulated plan benefits are translated using the average exchange rate for the year. The resulting translation gains or losses are included in the cumulative translation adjustment included in the Statement of Net Assets available for Benefits and the Statement of Accumulated Plan Benefits.

     (e) Use of Estimates--The preparation of financial statements in conformity
         ----------------
         with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.


(3)  Priorities Upon Termination of the Plan-
     ---------------------------------------

     The Company may amend or terminate the Plan at anytime. No amendment or termination of the Plan shall reduce a participant's benefit under the Plan that has been accrued up to the date of termination or amendment. As an unfunded Plan, no assets of the Company have been segregated to pay amounts due to participants under the Plan.

(4)  Tax Status-
     ----------

     The unfunded nature of the Plan, along with the advance income tax ruling discussed below, precludes the occurrence of a taxable event (i.e. to the Plan) from arising.

     The Plan received an advance income tax ruling, dated February 19, 1998, ("the Ruling") from Revenue Canada which states, among other things that:

     (a) the Plan does not constitute a "salary deferral arrangement" within the meaning of subsection 248(1) of the Income Tax Act (Canada) ("the Act");

     (b) benefits paid to a participant or beneficiary under the Plan are included in taxable income to the participant or beneficiary when received, while amounts credited to a participant's notional account will not result in benefits conferred under section 5 or 6 of the Act;

     (c) amounts paid under the Plan are deductible by the Company in the year paid and

     (d) the maintenance of notional accounts by the Plan will not be deemed an "investment contract" as defined under paragraph 12 (11) of the Act.

     The Plan has been amended since receiving the Ruling. However, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of Revenue Canada.

(5)  Events Occurring Subsequent to December 31, 1999-
     ------------------------------------------------

     On February 17, 2000 UPM-Kymmene Corporation and Champion International Corporation announced that their boards of directors had approved a definitive merger agreement that would create a premier global paper and forest products company. Under the terms of the agreement, UPM-Kymmene will exchange 1.99 ordinary shares of UPM-Kymmene for each outstanding share of Champion common stock. Champion's shareholders may elect to receive either UPM-Kymmene ADRs or ordinary shares. The merger is conditioned upon, among other things, the approvals of the shareholders of both companies and regulatory approvals in various jurisdictions.

Weldwood of Canada Limited
Employee Phantom Share Plan


Financial Statements
As of December 31, 1999 and 1998

Together With Auditors' Report

Weldwood of Canada Limited
Employee Phantom Share Plan


Table of Contents
-------------------------------------------------------------------------------


                                                                     Page(s)
                                                                     -------
Report of Independent Public Accountants                               1

Statements of Net Assets Available for Benefits
 As of December 31, 1999 and 1998                                      2

Statements of Changes in Net Assets Available for Benefits
 For the Years Ended December 31, 1999 and 1998                        3

Statements of Accumulated Plan Benefits
 As of December 31, 1999 and 1998                                      4

Statements of Changes in Accumulated Plan Benefits
 For the Years Ended December 31, 1999 and 1998                        5

Notes to Financial Statements                                         6-7

Report of Independent Public Accountants
----------------------------------------

To the Compensation Committee of the
  Board of Directors of
   Weldwood of Canada Limited:


We have audited the accompanying statements of net assets available for benefits and of accumulated plan benefits of the WELDWOOD OF CANADA LIMITED (a Canadian corporation and wholly owned subsidiary of Champion International Corporation) EMPLOYEE PHANTOM SHARE PLAN (THE PLAN) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits and changes in accumulated plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 1999 and 1998, and the changes in its financial status for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Cincinnati, Ohio,
  February 17, 2000

Weldwood of Canada Limited
Employee Phantom Share Plan

Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                         1999                                 1998
                                              ------------------------              -----------------------
                                              Cdn. $             US $               Cdn. $             US $
                                              -------          -------              ------           ------
ASSETS:
Receivable from Weldwood of Canada
 Limited (Note 1)                             $754,559         $522,457             $101,651         $66,429
 Cumulative translation adjustment
 (Note 2)                                            -          (13,555)                   -           1,891
                                              --------         --------             --------         -------

Net assets available for benefits             $754,559         $508,902             $101,651         $68,320
                                              ========         ========             ========         =======


The accompanying notes to financial statements are an integral part of these statements.

Weldwood of Canada Limited
Employee Phantom Share Plan


Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                           1999                                   1998
                                            --------------------------------      ----------------------------------
                                                Cdn. $              US $               Cdn. $               US $
                                            ------------       -------------      -------------       --------------
Amounts allocated to participant
 accounts (Note 1):
  Participant deferral                      $329,621           $222,428           $114,264            $ 76,797
                                            --------           --------           --------            --------
  Company-
    Additional deferral                       32,962             22,243             11,426               7,680
    Phantom investment earnings (loss)       290,325            195,911            (24,039)            (16,157)
                                            --------           --------           --------            --------
                                             323,287            218,154            (12,613)             (8,477)
                                            --------           --------           --------            --------
                                            --------           --------           --------            --------
          Total deferrals                    652,908            440,582            101,651              68,320
                                            --------           --------           --------            --------
Benefits paid (Note 1)                             -                  -                  -                   -
                                            --------           --------           --------            --------
           Total payments                          -                  -                  -                   -
                                            --------           --------           --------            --------
Net increase in net assets available for
 benefits                                    652,908            440,582            101,651              68,320
                                            --------           --------           --------            --------

Net assets available for benefits,
 beginning of year                           101,651             68,320                  -                   -
                                            --------           --------           --------            --------

Net assets available for benefits,
   End of year                              $754,559           $508,902           $101,651            $ 68,320
                                            ========           ========           ========            ========

The accompanying notes to financial statements are an integral part of these statements.

Weldwood of Canada Limited
Employee Phantom Share Plan


Statements of Accumulated Plan Benefits
As of December 31, 1999 and 1998
-------------------------------------------------------------------------------

                                                         1999                                 1998
                                              -------------------------            -------------------------
                                               Cnd. $             US $              Cnd. $             US $
                                              --------         --------            --------         --------
Present value of accumulated plan
 benefits:
   Vested benefits-
      Vested benefits of participants
       currently receiving payments           $      -         $      -            $      -         $      -
      Other vested benefits                    754,559          522,457             101,651           66,429
                                              --------         --------            --------         --------
          Total vested benefits                754,559          522,457             101,651           66,429
                                              --------         --------            --------         --------
   Nonvested benefits                                -                -                   -                -
                                              --------         --------            --------         --------
   Cumulative translation adjustment
    (Note 2)                                         -          (13,555)                  -            1,891
                                              --------         --------            --------         ---------


Total present value of accumulated plan
 benefits                                     $754,559         $508,902            $101,651         $ 68,320
                                              ========         ========            ========         ========

The accompanying notes to financial statements are an integral part of these statements.

Weldwood of Canada Limited
Employee Phantom Share Plan


Statements of Changes in Accumulated Plan Benefits
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                           1999                                   1998
                                             -----------------------------          -------------------------------
                                                Cnd. $              US $               Cnd. $               US $
                                             ----------         ----------          ----------           ----------
Present value of accumulated plan
 benefits, beginning of year                 $101,651           $ 68,320           $        -            $       -
                                             --------           --------           ----------            ----------
Increase (decrease) during the year
 attributable to:
  Amounts allocated to participant
   accounts (Note 1)-
     Participant deferral                     329,621            222,428              114,264                76,797
     Additional deferrals                      32,962             22,243               11,426                 7,680
     Phantom investment earnings (losses)     290,325            195,911              (24,039)              (16,157)
                                             --------           --------             --------              ---------
          Total                               652,908            440,582              101,651                68,320

  Benefits paid                                     -                  -                    -                     -
                                             --------           --------           ----------            ----------
Net increase in accumulated plan benefits     652,908            440,582              101,651                68,320
                                             --------           --------           ----------            ----------

Present value of accumulated plan
 benefits, end of year                       $754,559           $508,902             $101,651              $ 68,320
                                             ========           ========            =========             =========

The accompanying notes to financial statements are an integral part of these statements.

Weldwood of Canada Limited
Employee Phantom Share Plan


Notes to Financial Statements
December 31, 1999 and 1998
-------------------------------------------------------------------------------


(1)  Plan Description-
     ----------------

     The following description of the Weldwood of Canada Limited Phantom Share Plan (the Plan) provides only summary information. Reference should be made to the Plan document for a more complete description of the Plan's provisions.

     The Plan, which became effective on January 1, 1998, is an unfunded retirement plan established for the purpose of encouraging eligible employees of Weldwood of Canada Limited (the Company) to contribute to the growth and profitability of the Company through an equity-based compensation plan. The Company is a Canadian corporation and a wholly owned subsidiary of Champion International Corporation. As an unfunded plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Plan is administered by the Company through the Compensation Committee of the Board of Directors of the Company (the Committee). Expenses of the Plan are paid by the Company and are not included in the accompanying financial statements. Effective July 1, 1999, JP Morgan/American Century Retirement Plan Services was appointed to perform certain administrative and record keeping functions of the Plan.

     Among other things, the Plan provides that the Company will allocate to each participant's account an amount equal to a percentage of such participant's incentive compensation, as designated by the participant, plus an additional allocation equal to 10% of the participant's designated deferral. The participant's account (and any earnings thereon) is treated as if it was invested in the Champion International Corporation Stock Fund of the Champion International Corporation Savings Plan #007 (Plan #007). Although the Plan itself has no investment assets, participant accounts are credited with earnings or losses, based upon the actual earnings and losses of the Champion International Corporation Stock Fund for the period.

     Participants are immediately vested in their entire account balance, as adjusted for the earnings and losses previously discussed. All vested amounts are distributable to participants from the assets of the Company upon retirement, death, or other termination of employment in a single lump sum cash payment or in two cash installments. All benefits are payable in Canadian currency.


(2)  Significant Accounting Policies-
     -------------------------------

     (a)  Basis of Accounting--The Plan uses the accrual basis of accounting.
          -------------------

   (b)    Payment of Benefits--Benefits are recorded when paid.
          -------------------

   (c)    Present Value of Accumulated Plan Benefits--Accumulated plan benefits
          ------------------------------------------
          represent the future benefit payments due to participants under the provisions of the Plan. The present value of accumulated plan benefits is equal to the total of the fair market value of the participants' account balances (i.e., participant and additional allocation plus (minus) phantom investment earnings (losses) less benefits paid). (Note 1)

   (d)    Foreign Currency Translation--The net assets of the Plan and the
          ----------------------------
          accumulated plan benefits are translated into U.S. dollars using yearend exchange rates. The changes in net assets and accumulated plan benefits are translated using the average exchange rate for the year. The resulting translation gains or losses are included in the cumulative translation adjustment included in the Statement of Net Assets available for Benefits and the Statement of Accumulated Plan Benefits.

   (e)    Use of Estimates--The preparation of financial statements in
          ----------------
          conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

(3)  Priorities Upon Termination of the Plan-
     ---------------------------------------

     The Company, by action of the Committee, may amend or terminate the Plan in whole or in part at anytime. No amendment or termination of the Plan shall reduce a participant's benefit under the Plan that has been accrued up to the date of termination or amendment. As an unfunded Plan, no assets of the Company have been segregated to pay amounts due to participants under the Plan.


(4)  Tax Status-
     ----------

     The Plan is established pursuant to the provisions of subsection 6801(d) of the regulations to the Income Tax Act (Canada). The Plan is subject to income taxes; however the unfunded nature of the Plan precludes the occurrence of a taxable event arising from the Plan's operation. Amounts deferred, and earnings credited thereon, are not considered taxable income to participants until distributed.


(5)  Events Occurring Subsequent to December 31, 1999-
     ------------------------------------------------

     On February 17, 2000 UPM-Kymmene Corporation and Champion International Corporation announced that their boards of directors had approved a definitive merger agreement that would create a premier global paper and forest products company. Under the terms of the agreement, UPM-Kymmene will exchange 1.99 ordinary shares of UPM-Kymmene for each outstanding share of Champion common stock. Champion's shareholders may elect to receive either UPM-Kymmene ADRs or ordinary shares. The merger is conditioned upon, among other things, the approvals of the shareholders of both companies and regulatory approvals in various jurisdictions.